

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

<u>Via E-mail</u>
Louis J. Petrucelly
Executive Vice-President & Chief Financial Officer
FalconStor Software, Inc.
2 Huntington Quadrangle, Suite 2S01
Melville, NY 11747

> **Re: FalconStor Software, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 13, 2014**
> **File No. 0-23970**

Dear Mr. Petrucelly:

   We refer you to our comment letter dated September 22, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance

        Seth Horowitz
        General Counsel
        FalconStor Software, Inc.